UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

TESSCO Technologies Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872386107

(CUSIP Number)

Gabriel M. Steele

Venable LLP

750 East Pratt Street, Suite 900, Baltimore, MD 21202 (410)244-7400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 12, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872386107	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Robert B. Barnhill, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,463,136
	8	SHARED VOTING POWER 124,750
	9	SOLE DISPOSITIVE POWER 1,463,136
	10	SHARED DISPOSITIVE POWER 124,750
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,587,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.2%
14	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D/A

Explanatory Note

This Amendment No. 15 amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed on February 15, 2007, as amended by Amendment No. 1 filed on February 18, 2009, Amendment No. 2 filed on February 24, 2012, Amendment No. 3 filed on August 26, 2016, Amendment No. 4 filed on March 20, 2020, Amendment No. 5 filed on July 22, 2020, Amendment No. 6 filed on August 3, 2020, Amendment No. 7 filed on September 25, 2020, Amendment No. 8 filed on October 20, 2020, Amendment No. 9 filed on October 30, 2020, Amendment No. 10 filed on November 6, 2020, Amendment No. 11 filed on November 17, 2020, Amendment No. 12 filed on December 4, 2020, Amendment No. 13 filed on December 14, 2020 and Amendment No. 14 filed on July 23, 2021 (as amended, the “Schedule 13D”) by Mr. Robert B. Barnhill, Jr. (the “Reporting Person”).

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Subject to market conditions, the Reporting Person may sell up to 90,000 Shares on the open market (including the sales reported on Item 5(c) of this Amendment No. 15).

The Reporting Person may purchase or dispose of additional Shares from time to time and may engage in discussions with the Issuer’s Board and management, the Issuer’s other shareholders, potential investors in the Issuer and/or other parties regarding, or take actions concerning, the Issuer’s business, operations, governance, management, strategy, capitalization and/or Board composition. These discussions and/or actions will relate to, and may result in, any matter set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, including strategic transactions potentially impacting ownership and control of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby deleted in its entirety and substituted by the following:

The information set forth in rows 7 through 13 of the cover page to this Amendment No. 14 to Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 9,249,704 outstanding Shares as of April 11, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on April 12, 2023.

(a) The Reporting Person is the beneficial owner of 1,587,886 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager, 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees. A portion of the 1,244,886 Shares held by the Reporting Person have been transferred to a revocable trust created by the Reporting Person for estate planning purposes and of which the Reporting Person is the sole trustee.

(b)         (i) The Reporting Person has sole power to vote 1,463,136 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager.

(ii) The Reporting Person shares power to vote 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees.

(iii) The Reporting Person has sole power to dispose of 1,463,136 Shares, including 218,250 Shares owned by two limited liability companies beneficially owned by the Reporting Person’s children but of which the Reporting Person is the sole manager.

(iv) The Reporting Person shares power to dispose of 124,750 Shares, including 67,500 Shares held by the Reporting Person’s spouse, 26,500 Shares held by a private charitable foundation of which the Reporting Person and his spouse are the sole directors, and 30,750 shares held by a trust for the benefit of the Reporting Person’s child of which the Reporting Person is one of two trustees.

(c) The Reporting Person has affected the following transactions in the Common Stock during the past sixty days:

•	On April 12, 2023, Reporting Person sold 15,000 shares in an open market sale for the average price of $8.77 per share.

(d) The charitable foundation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of (the “Economic Rights”), the 26,500 Shares held by the charitable foundation. The Reporting Person’s spouse, in addition to the Reporting Person, has Economic Rights with respect to the 67,500 Shares held directly by the Reporting Person’s spouse. The Reporting Person’s children have Economic Rights with respect to the 218,250 Shares owned by the two limited liability companies and the 30,750 Shares owned by the trust.

(e) Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: April 20, 2023

/s/ Robert B. Barnhill, Jr.